

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 16, 2007

<u>Via Mail and Fax</u>

Vincent J. Galifi
Executive Vice President and Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

> **RE:** **Magna International Inc.**
> **Form 40-F: For the Year Ended December 31, 2006**
> **File Number: 001-11444**

Dear Mr. Galifi:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 40-F: For The Year Ended December 31, 2006

Title Page

1. It appears your commission file number should be "001-11444." Please revise.

Number 5. Controls and Procedures
Disclosure Controls and Procedures

2. Your disclosure here and in the "Annual Report to Shareholders" should also include that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions' rules and forms. Refer to the definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e) and 15d-15(e) for guidance.

Changes in Internal Controls Over Financial Reporting

3. Your disclosure here and in the "Annual Report to Shareholders" should refer to changes that occurred during the period covered by the report. Refer to General Instruction B.6(e) of Form 40-F for guidance.

Exhibit 1. Annual Information Form
Item 3. Description of the Business, page 13
Manufacturing and Engineering, page 24
Key Commodities, page 24

4. We note you purchase approximately half of your steel supplies through resale programs operated by automobile manufacturers. Please consider expanding your disclosure in regard to purchases made in this fashion for greater transparency and understanding of these arrangements. For example, consider disclosing the significant terms and conditions of the arrangements, mechanics of the programs, how purchases are arranged and made, economic and cash flow factors involved, and significant accounting issues related to such purchases. Provide us with a copy of your intended expanded disclosure.

Exhibit 2. Annual Report to Shareholders for the Year Ended December 31, 2006
Management's Discussion and Analysis …, page 6

5. Reference is made to note 22 (Segmented Information) of your financial statements. We note "EBIT" as a percentage of external sales varies significantly between the North America and Europe segments within each period reported. In this regard, please consider expanding the disclosure in the "Overview" section of MD&A to discuss the reasons for the difference. Also consider addressing any known trends, demands and uncertainties that will or are reasonably likely to affect this relationship between the two segments. Provide us with a copy of your intended disclosure.

Notes to Consolidated Financial Statements, page 39
Note. 1 Significant Accounting Policies, page 39
Research and Development, page 41

6. In regard to your deferral of development costs, please tell us the: a) basis for such treatment under Canadian and US GAAP; b) certain criteria to be met in determining that a future benefit is reasonably certain; c) basis for estimated recovery of the costs; and d) amount deferred at December 31, 2006. Additionally, tell us how you distinguish development costs eligible for deferral from those subject to accounting as "preproduction costs related to long-term supply agreements."

Note 17. Financial Instruments, page 58

7. Please consider disclosing the basis for your belief that the market value exceeds the carrying amount for "investments."

Note 21. Contingencies, page 60

8. The damages of $3.5 billion sought by plaintiffs in the Centoco suit appear to be material to your financial position and results of operations. In this regard, please consider disclosing the basis for your belief that ultimate resolution of the suit will not have a material adverse effect.

Note 23. United States Generally Accepted Accounting Practices, page 64

9. We note you lease over half of your manufacturing, product development and engineering facilities, and a majority of your automotive real estate from MI Developments, and that this entity and you are jointly controlled. There is a presumption pursuant to paragraph B10 of FASB Interpretation No. 46R (as amplified by FASB Staff Position No. FIN 46R-5) that such a related party relationship creates an implicit guarantee by you of MI Development's investment and thereby a variable interest for you in MI Development. In this regard, please explain to us your evaluation of this relationship for consolidation pursuant to paragraphs 12 and 13 or 17, as appropriate, of FIN 46R as a reconciling item to US GAAP. Include in your explanation the reliance of MI Development's operations, financial position and cash flows on the business conducted with you (in particular, the proportion of MI Development's revenues generated from business with you and the proportion of its assets available for lease that are leased to you). Additionally, tell us if there are any residual value guarantees, purchase options or similar provisions associated with the leases and the terms and conditions of such provisions.

10. Please explain to us your consideration of the diluted per share effect of the 7.08% debentures payable at your election in stock at maturity pursuant to paragraph 29 of FASB Standard No. 128 as a reconciling item to US GAAP. Also, tell us if similar treatment exists under Canadian GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief